

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 7, 2010

Mr. Craig W. Best
President and Chief Executive Officer
Penseco Financial Services Corporation
150 North Washington Avenue
Scranton, Pennsylvania 18503-1848

Re: Penseco Financial Services Corporation
Form 10-K for the year ended December 31, 2009, filed March 12, 2010
Schedule 14A, filed April 1, 2010
Forms 10-Q for the quarterly period ended March 31, 2010 and
for the quarterly period ended June 30, 2010
File No. 000-23777

Dear Mr. Best:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2009

<u>Business, page 2</u>

1. We note that most of your business section is devoted to risk factors. Please provide to us and undertake to include in your future filings, a revised business section that complies with Item 101 of Regulation S-K, including, but not limited to, the following information:
    - revise the first paragraph to disclose the amount of revenues, profit or loss and total assets for each of your last three fiscal years, as required by Item 101(b) of Regulation S-K and to identify the counties and major cities in Pennsylvania that are your market areas;

- revise the third paragraph in which you discuss your "primary lending products" to disclose, as required by Item 101(c)(1)(i),the following:
  - o revise the fifth sentence to disclose that over 83 percent of your loans are to businesses and individuals that are developing and/or purchasing real estate, approximately ten percent is installment loans and less than five percent is commercial loans;
  - o disclose the extent to which your loan portfolio consists of loans to entities located outside of your market areas in Pennsylvania;
  - o disclose the percentage of the aggregate dollar amount of principal of your portfolio with fixed interest rates and the percentage that are adjustable;
- revise the last sentence of the third paragraph to provide more detail reading the collateralized repurchase agreements that you offer;
- revise the fourth paragraph to disclose the amount and percentage of your revenues from the marketing agreement with UVEST Financial Services; and
- revise the sixth paragraph to discuss the results of your 2009 merger with Old Forge Bank, as required by Item 101(a)(1) of Regulation S-K.

2. Please provide to us and undertake to include in your future filings, describe "the business done and intended to be done" by you as required by Item 101(c)(1) including, but not limited to, the following:

- disclose competitive conditions required by Item 101(c)(1)(x);
- disclose your lending policies including, but not limited to the following:
  - o describe in detail your documentation policies;
  - o discuss the extent to which you have in the past and will in the future verify information provided by each borrower (including assets, income and credit ratings) and the extent which you made loans similar to those commonly referred to as "no doc," or "stated income" loans;
  - o disclose the extent to which your loans are unsecured and the extent to which you require any collateral or guarantees beyond the property being financed by the loan; and
  - o describe your policy on modifying, restructuring or otherwise changing the terms (including extending the maturity date) of your loans and your policy on making additional loans to borrowers who are not current in their payments; and
- disclose any changes in your business as a result of economic conditions in your market area and your financial condition including increases in defaults and foreclosures, changes in your underwriting standards, changes in the amount and kinds of loans you make, and increases in the number and changes in the terms of loan modifications and restructurings.

Risk Factors, page 3

3. Please provide to us and undertake to include in your future filings, additional risk factors addressing the following risks:

- the risks associated with the lack of diversification of your loan portfolio including the concentration of loans in real estate and the geographical concentration of loans in eastern Pennsylvania;
- the risks associated with your directors and executive directors being the beneficial owners in the aggregate of over sixteen percent of the outstanding stock, and the risks from only two of your directors having any banking experience outside of serving on your board;
- the risks associated with your stock having no or little daily trading volume on the Over the Counter Bulletin Board and being held by a relatively small number of shareholders; and
- the risks from your acquisition of Old Forge Bank including unanticipated loan losses and loss of deposit customers.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Summary, page 12

4. Please provide to us and undertake to include in your future filings, revision of the summary to include an overview with meaningful disclosure and analysis relating to your business condition, financial condition and results of operations consistent with Release No. 33-8350. In this regard, provide analysis, at the end of your first paragraph, regarding your reasons for increasing your provision for loan losses by (other than merely claiming it was in response to "softness in the economy") including specific economic conditions in your market area affecting the ability of your borrowers to pay their loans to you and the particular types of loans in your portfolio for which you are increasing the provision. Please identify and provide insight into material opportunities, challenges and risks that you face, on which your executives are most focused for both the short and long term such as the lack of diversification in your loan portfolio with over eighty percent of your loans in real estate in a few counties in Pennsylvania at a time when real estate prices, real estate sales and new construction in your market areas have dropped dramatically.

5. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 303(a) and Release No. 33-8350 by identifying and analyzing known trends (over the past three fiscal years and the current fiscal year), events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your capital resources and results of operations including, but not limited to, analysis of both the causes and effects of the following:

- analyze the causes and effects of trends over the past three years in net income, net interest income (despite the historically low interest rates charged by the federal reserve to banks), revenues and the dollar amount of loans;
- analyze the causes and effects of trends over the past three years and the current fiscal year in the number, amount and types of new loans that you are originating and, separately, that you are purchasing from other entities and the size and composition of your loan portfolio including the dollar amount and percentage of your portfolio in real estate and the dollar amount and percentage in residential real estate;
- analyze trends over the past three years and the current fiscal year in home price index, residential real estate sales, single family home permits and housing starts, multifamily building permits and starts and nonbusiness bankruptcy filings in your market areas in Pennsylvania;
- analyze the causes and effects of trends over the past three years and the current fiscal year in commercial real estate prices, commercial real estate sales and commercial building permits and starts in your market areas in Pennsylvania;
- analyze the causes and effects of trends over the past three years and the current fiscal year in the unemployment rate in your market areas in Pennsylvania (disclosing the actual rate) and in median household income in your market areas;
- analyze the causes and effects of trends over the past three years and the current fiscal year in the amount of deposits and the amount and percent of your deposits that are brokered deposits; and
- analyze the causes and effects of trends over the past three years in the amount of your provision for loan losses and ratio of allowance for loan losses to nonperforming loans, the number and percentage of loans that are non-performing, that you have charged off, foreclosed, restructured (including the number of "troubled debt restructurings") and the type and magnitude of concessions you have made (including the number of loans that you have restructured into multiple new loans).

Form 10-Q for the Quarter Ended June 30, 2010

Item 1. Unaudited Financial Statements – Consolidated
Consolidated Balance Sheets, page 3

6. We note you had securities sold under agreements to repurchase totaling $18.17 million at December 31, 2009 and $18.45 million at June 30, 2010. Please tell us,

and revise future filings to disclose, your accounting policy related to repurchase agreements and whether you have accounted for these transactions as collateralized borrowings or sales for accounting purposes. For those repurchase agreements accounted for as sales, please tell us and in future filings quantify the amount accounted for as sales and discuss the scenarios where you use sale treatment.

Notes to Unaudited Consolidated Financial Statements

Note 4 – Investment Securities, page 10

7. We note your disclosure on page 11 that you classify your investment in FHLB stock as equity securities available for sale which is carried at cost. We note that ASC 942-325-45-1 states that investments in FHLB stock generally should not be shown with securities accounted for under ASC 320. Please revise future filings to present your investment in FHLB stock outside of securities available for sale on the balance sheet and in the notes to your financial statements.

Note 12 – Merger, page 17

8. We note your disclosure on page 18 that as part of the Old Forge Bank merger you recorded a credit fair value adjustment on distressed loans. In addition, we note the disclosure on page 11 of the Form 10-K that these were loans identified by Management as being problematic. Please tell us if these were loans acquired with evidence of credit quality deterioration since origination and if you accounted for these loans under ASC 310-30. If so, please include the following disclosures required under ASC 310-30-50 for these loans:

    a. Clearly identify the amount at acquisition and nature of loans that were within the scope of ASC 310-30 for your acquisition.
    b. The outstanding balance and related carrying amount at the beginning and end of the period for these loans.
    c. The amount of accretable yield at the beginning and end of the period, reconciled for additions, accretion, disposals of loans, and reclassifications to and from nonaccretable difference during the period.
    d. How prepayments were considered in the determination of contractual cash flows and cash flows expected to be collected.
    e. A rollforward of the allowance for loan losses related to these loans at the beginning and end of the period.

Note 13 – Fair Value Measurements, page 20

9. We note your fair value measurement disclosures for your available-for-sale securities. Please revise future interim and annual filings to disclose your equity securities and debt securities that are available for sale by major security types as required under ASC 820-10-50-2A.

10. We note you include your goodwill and core deposit intangible as Level 3 assets measured at fair value on a non-recurring basis in your fair value measurements disclosures on page 21. Please tell us whether you evaluated goodwill and core deposit intangibles for impairment during the quarters ended March 31, 2010 and June 30, 2010. If these impairment tests were performed in between the annual test dates under ASC 350-20-35-30 then, please disclose the events and circumstances that led to the interim tests. If you did not evaluate either for impairment during the quarters, please tell us why you included the balances in your non-recurring fair value disclosures.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 23

11. We note your disclosure here and on page 36 in your 2009 Form 10-K that your process for determining the allowance for loan losses includes an evaluation of the "potential losses" and the "possible loan losses" in the loan portfolio. This appears inconsistent with the guidance in ASC 450-20-50 that requires a loss to be "probable" when an accrual is recorded. Please tell us and revise future filings to reconcile this apparent inconsistency.

Provision for Loan Losses, page 32

12. We note your presentation of the "allowance for credit losses" in various locations within your filing and your presentation of the ratio "allowance for credits losses to period end loans" on page 32. These measures appears to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. Please tell us how you are able to support that these non-GAAP measures are not prohibited from being presented in the notes to the financial statements and in the event you are unable to do so, please omit any such disclosure from your financial statements. To the extent you plan to provide these non-GAAP financial measures elsewhere in future filings with the Commission, please comply with all of the requirements in Item 10(e) of Regulation S-K. In addition, please consider using titles or descriptions of these non-

GAAP measures that are not titles defined under GAAP, like "allowance for credit losses" which is defined in ASC 310-10-50-9.

Non-Performing Assets, page 36

13. We note the continued deterioration in the credit quality of your loan portfolio, which has resulted in your non-performing loans increasing significantly from $1.45 million at December 31, 2008 to $2.82 million at June 30, 2010. We further note that the loans secured by real estate represent a majority of your nonperforming loans and that the amount of your allowance for loan losses allocated to real estate mortgages has remained constant at $1.2 million over the same time period. Please tell us and revise your future filings to address the following for your loans secured by real estate:

- Discuss whether the increase in nonperforming loans relates to a few large credit relationships or several small credit relationships or both;
- If a few large credit relationships make up the majority of your nonperforming loans, provide enhanced disclosures related to those relationships, including:
  - the type of loan (residential, commercial, commercial real estate, construction, etc.);
  - when the loan was originated;
  - the allowance for loan losses associated with the loan, as applicable;
  - when the loan became non-accrual;
  - the underlying collateral supporting the loan;
  - the last appraisal obtained for the loan, as applicable; and
  - any other pertinent information deemed necessary to understand your review of the loan and related accounting for the loan.
- Discuss how these observed changes in asset quality relate to the established allowance for loan losses at each period end.

14. As a related matter, we note your disclosure on page 23 of your 2009 Form 10-K that you did not have any loans specifically classified as impaired at December 31, 2009, 2008 and 2007. Please tell us whether or not you had any loans specifically classified as impaired at March 31, 2010 and June 30, 2010, and revise future interim filings to provide these disclosures required by ASC 310-10-50.

Form 8-K Filed on July 30, 2010
Exhibit 99.1 News Release, page 4

15. We note you disclose "tangible book value per share", "market value/tangible book value", and "tangible equity/tangible assets" in your financial highlights for the second half of 2010. These financial measures appear to be non-GAAP as defined by Regulation G and Item 10(e) of Regulation S-K as these are not required by GAAP, Commission Rules, or banking regulatory requirements. In future filings including your Forms 8-K, please clearly label these financial measures as non-GAAP, explain how you derive these non-GAAP measures and provide a reconciliation to the most directly comparable GAAP measure, and disclose why you believe these ratios are useful to investors.

Schedule 14A

Item 1 - Election of Directors, page 10

16. Please provide to us and undertake to include in your future filings, revision of this section to comply with the requirements of Items 401 and 407 of Regulation S-K including, but not limited to, the following:
   - identify "the specific experience, qualifications, attributes or skills" of each nominee that led you to conclude that the person should serve as a director in light of your business and structure, as required by Item 401(e)(1);
   - with regard to each nominee, provide specific information relating to the "level of his or her professional competence" based upon each nominee's actual experience as required by Item 401(e)(1) including the size (in terms of annual revenues and assets) of any operation supervised by each nominee and any company for which the nominee worked;
   - disclose any directorships held by each nominee as required by Item 401(e)(2); and
   - tell us whether or not there was any arrangement of understanding between you and any of the nominees or members of the Board including Dr. Cesare pursuant to which any person was selected as a director or nominee.
   For instance, revise your disclosure relating to the business experience of your President and Chief Executive Officer to disclose specific information regarding his "extensive experience in the banking industry" to which you refer.
   For instance, noting that you do not have an audit committee financial expert based on your assessment that the members are "qualified to carry out all of the

duties and responsibilities" revise your disclosure relating to the business experience of each of your audit committee members to disclose their "specific experience" in preparing, auditing, analyzing or evaluating financial statements of public companies generally and banks in particular.
For instance explain how Mr. Hazelton's experience as an airline pilot "offers the board significant business experience" and describe the function of the "Advisory Board" on which Ms. Phillips serves.

Nominating and Corporate Governance Committee Procedures, page 26

17. Please provide to us and undertake to include in your future filings, revision of this section including, but not limited to, the following:

- revise the last sentence of the section entitled "Identification" in which you state you "may use an independent search firm" to clarify whether you did engage such a third party during the preceding fiscal year and, if so, to disclose the information required by Item 407(c)(2)(viii);
- revise the first sentence of the section entitled "Evaluation" on page 27 to describe in detail the "selection criteria set forth above" to which you refer on the third line;
- revise the section entitled "Minimum Qualifications" to describe the "specific qualities or skills" required by Item 407(c)(2)(v) instead of listing generic qualities that form the "basis" for your selection (for instance, identify the type of "experience" and the types of "achievements") and define the "relevant industries" to which you refer in the last sentence; and
- revise the section entitled "Minimum Qualifications" to disclose "whether and if so how" the nominating committee or the board considers diversity, as required by Item 407(c)(2)(vi).

Compensation Discussion and Analysis, page 16

18. Please provide to us and undertake to include in your future filings,

- revise the section entitled "Role of the Compensation and Benefits Committee" to clarify the role of the Chief Executive Officer consistent with Item 407(e)(3)(ii) including revision of the fifth sentence regarding his attendance at meetings of the Compensation and Benefits Committee "at the invitation of the Committee" to disclose how many meetings of the Compensation and Benefits Committee, if any, the CEO attended;
- revise the section entitled "Role of Management" on page 17 to clarify the role of the Chief Executive Officer consistent with Item 407(e)(3)(ii) to provide a more detailed description of the role of the CEO in "determining or recommending the amount or form of executive and director

compensation" including disclosure of what the Compensation and Benefits Committee did with the CEO's recommendation is determining the amount and form of compensation for your executives; and

- revise the section entitled "Director Compensation" on page 18 to provide disclosure regarding your "processes and procedures" for considering and determining compensation for your directors, as required by Item 407(e)(3) and the role of your CEO in "determining or recommending the amount or form of . . . director compensation" as required by Item 407(e)(3)(ii); and
- we note that you have not included any disclosure in response to Item 402(s) of Regulation S-K; please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay A. Bryan at (202) 551-3417 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney